UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2012
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-158199-10 of Credit Suisse AG.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s High/Low Coupon Callable Yield Notes due January 23, 2013 Linked to the Performance of the Russell 2000® Index, the United States Oil Fund, LP and the Market Vectors Gold Miners ETF;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s One Year 7.10% per annum Autocallable Yield Notes due January 23, 2013 Linked to the Performance of the S&P 500® Index, the Russell 2000® Index and the Market Vectors Gold Miners ETF;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s High/Low Coupon Callable Yield Notes due January 23, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s One Year 10.10% per annum Autocallable Yield Notes due January 23, 2013 Linked to the Performance of the S&P 500® Index, the Russell 2000® Index and the Market Vectors Gold Miners ETF;

Exhibit 99.5: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s High/Low Coupon Callable Yield Notes due January 23, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.6: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s High/Low Coupon Callable Yield Notes due January 23, 2013 Linked to the Performance of the Russell 2000® Index, the United States Oil Fund, LP and the Market Vectors Gold Miners ETF;

Exhibit 99.7: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s Digital Barrier Notes due January 25, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.8: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s Digital Barrier Notes due January 25, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.9: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s Cert Plus Securities due January 23, 2014 Linked to the S&P 500® Index;

Exhibit 99.10: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s Callable Cert Plus Securities due January 23, 2014 Linked to the S&P 500® Index;

Exhibit 99.11: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s Digital Barrier Notes due February 22, 2013 Linked to the Performance of the Russell 2000® Index and the Market Vectors Gold Miners ETF;

Exhibit 99.12: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s 1 Year 7.10% per annum Callable Yield Notes due January 23, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index; and

Exhibit 99.13: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 23, 2012, relating to the registrant’s 1 Year 10.10% per annum Callable Yield Notes due January 23, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: February 24, 2012	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer